October 23, 2019

Madeline Cammarata
President and CEO
Green Stream Holdings Inc.
22809 Pacific Coast Highway
Malibu, California 90265

       Re: Green Stream Holdings Inc.
           Form 1-A filed on September 27, 2019
           File No. 024-11086

Dear Ms. Cammarata:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on September 27, 2019

Risk Factors, page 4

1.    We note the broad definition of "Internal Corporate Claims" in Section
6.5 of your bylaws
      and language identifying a state court located within the state of Wyoming (or, if such court does not have jurisdiction, the United States Court for the District of Wyoming) as
      the exclusive forum for Internal Corporate Claims. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
 Madeline Cammarata
FirstName LastNameMadeline Cammarata
Green Stream Holdings Inc.
Comapany NameGreen Stream Holdings Inc.
October 23, 2019
October 23, 2019 Page 2
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FirstName LastName
Dilution, page 17

2.       Please revise your Dilution table in your next amendment as follows:
           Dilution should be calculated based on your net tangible asset value. Please revise to remove the value of restructuring costs and any other intangible assets from your net tangible asset value.
           Please revise the number of shares outstanding to include all shares that would be issued assuming the conversion of the outstanding preferred shares.
Transactions with Related Persons, page 35

3. We note statements here and in the Mutual Release and Settlement Agreement regarding shares being issued to the parties to the agreement. Please advise us whether and how such securities are to be issued in this Regulation A offering. We may have further comment.
Index to financial statements, page F-1

4. Please provide statements of cash flows and changes in total equity in your next amendment. Additionally, please ensure that unaudited financial statements are labeled as unaudited. Refer to Part F/S of Regulation A.
5. Please revise the notes to your financial statements in your next amendment to discuss the capitalized restructuring charges and other assets as of the balance sheet date. In your response, please tell us what these capitalized restructuring charges represent and how you determined this is appropriately recorded and valued as an asset as of the balance sheet date.




        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Peter McPhun at 202-551-3581 or Eric Mcphee at 202-551-3693 if you
 Madeline Cammarata
Green Stream Holdings Inc.
October 23, 2019
Page 3

have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Jim Lopez at 202-551-3536 with any other questions.



FirstName LastNameMadeline Cammarata                      Sincerely,
Comapany NameGreen Stream Holdings Inc.
                                                          Division of
Corporation Finance
October 23, 2019 Page 3                                   Office of Real Estate
& Construction
FirstName LastName